Exhibit 1

To Shareholders in the United States:

Both parties of the Share Exchange Agreement referred to in this document, Nidec Corporation and Nidec Tosok Corporation, have been incorporated under the laws of Japan. This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

FOR IMMEDIATE RELEASE

Nidec Corporation
New York Stock Exchange symbol: NJ
Stock exchange code (Tokyo, Osaka): 6594
Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Nidec Tosok Corporation
Stock exchange code (Tokyo): 7728
Contact:
Toru Yokoyama
Member of the Board
Senior Vice President
& Chief Financial Officer
+81-46-252-3110
information@nidec-tosok.co.jp

Released on April 23, 2013 in Kyoto, Japan

Notice Concerning a Share Exchange Agreement to Make Nidec Tosok

Corporation a Wholly Owned Subsidiary of Nidec Corporation

Nidec Corporation (“Nidec”)(NYSE:NJ) and Nidec Tosok Corporation (“Nidec Tosok”) announced today that, at their respective board meetings held today, Nidec and Nidec Tosok have decided to enter into a share exchange transaction (the “Share Exchange”) to make Nidec Tosok a wholly owned subsidiary of Nidec, and that the two companies have signed a Share Exchange Agreement (the “Share Exchange Agreement”), as described below.

The Share Exchange is expected to become effective on October 1, 2013 (the “Share Exchange Effective Date”), subject to approval by Nidec Tosok’s shareholders at an ordinary general meeting scheduled to be held on June 20, 2013. Nidec intends to use a simplified share exchange procedure in accordance with Article 796, Paragraph 3, of the Companies Act, without obtaining the approval of its shareholders for the Share Exchange. Nidec Tosok’s stock is expected to be delisted from the Tokyo Stock Exchange prior to the Share Exchange Effective Date, and the delisting is currently expected to take effect on September 26, 2013 (the last trading date being September 25, 2013).

1.	Purpose of Making a Wholly Owned Subsidiary Through the Share Exchange

Since its establishment in 1973, Nidec has been developing its business with a focus on brushless DC motors which have characteristics of cost-effectiveness, noiselessness and longer operation life. Through actively acquiring companies, Nidec has enhanced its motor product line-up from small precision motors to motors for supersized industrial systems, expanding into applied products such as machinery, electronic & optical components and other products. Nidec has developed its business not only in IT and OA areas, but into various other areas, including home appliance and automobile areas with the objective of aiming to be the “World’s Number One Comprehensive Manufacturer of Motors.”

Since its establishment in 1949, Nidec Tosok has developed its business of automobile related component business such as control bulbs for car CVT (continuously variable transmission) and system equipment business based on super precision processing and measuring technologies and controlling technologies. In 1997, Nidec Tosok became a group company of Nidec to establish an efficient management system and has been enhancing its corporate value under the basic philosophy in common with Nidec.

As group companies, Nidec and Nidec Tosok has already shared the same management strategy, announced the new mid-term strategic plan in October last year and vigorously worked toward the operating margin target of 15%, etc. throughout the group companies. The business environment around the Nidec group, however, is drastically changing and demands of main products such as PC-related products, digital camera-related products and liquid crystal panel manufacturing equipment-related products, etc. are significantly and rapidly reduced in the second half of the last fiscal year, for which the earnings structure was vigorously reformed. Under this situation, Nidec and Nidec Tosok, of which businesses are overlapping in vehicle installation area, determined that it would be imperative for expanding corporate values not only of Nidec Tosok but of the Nidec group, to make Nidec Tosok a wholly-owned subsidiary of Nidec to further enhance the alliance between the two companies, to achieve an effective group management based on a prompt decision-making and to facilitate an approach for achievement of the new mid-term strategic plan by enabling Nidec Tosok to utilize synergies with Nidec more effectively.

2.	Summary of the Share Exchange

(1)	Schedule for the Share Exchange

April 23, 2013	Board of directors’ meeting for approval of the Share Exchange

(Nidec and Nidec Tosok)

April 23, 2013	Execution of the Share Exchange Agreement

June 20, 2013 (tentative)	Ordinary general meeting of shareholders for approval of the Share Exchange

(Nidec Tosok)

September 25, 2013 (tentative)	Last day of trading (Nidec Tosok)

September 26, 2013 (tentative)	Delisting (Nidec Tosok)

October 1, 2013 (tentative)	Share Exchange Effective Date

(Note 1)	In accordance with Article 796, Paragraph 3, of the Companies Act, Nidec intends to use a simplified share exchange procedure where Nidec’s shareholder approval is not required for the Share Exchange.

(Note 2)	The Share Exchange Effective Date may be changed based upon the mutual agreement of Nidec and Nidec Tosok.

(2)	Method of the Share Exchange

As a result of the Share Exchange, Nidec is expected to become the parent company owning all of the outstanding shares in Nidec Tosok, and Nidec Tosok is expected to become a wholly owned subsidiary of Nidec. The Share Exchange is expected to become effective on October 1, 2013, subject to approval by Nidec Tosok’s shareholders at an ordinary general meeting scheduled to be held on June 20, 2013. Nidec intends to use a simplified share exchange procedure in accordance with Article 796, Paragraph 3, of the Companies Act, without obtaining the approval of its shareholders for the Share Exchange.

(3)	Details of Share Allocation in the Share Exchange

Company Name	NIDEC CORPORATION (parent company)	NIDEC TOSOK CORPORATION (subsidiary to be wholly owned)
Share Exchange Ratio	1	0.124

(Note 1)	Ratio Applied to the Allocation of Shares

For each share of Nidec Tosok common stock, 0.124 shares of Nidec common stock will be allocated. No Nidec shares will be allocated in exchange for the 27,648,000 shares of Nidec Tosok stock currently held by Nidec (as of March 31, 2013).

In the event of a significant change to the factors and assumptions used for calculating the ratio, the above share exchange ratio may be modified upon the agreement of Nidec and Nidec Tosok.

(Note 2)	Number of Nidec Shares Allocated in the Share Exchange

Nidec expects to allocate 1,312,016 shares (tentative) of its common stock in the Share Exchange. Nidec intends to use shares of its common stock held in treasury, and does not intend to issue any new shares, for the Share Exchange.

Nidec Tosok intends to cancel all of its treasury shares (including any treasury shares acquired from dissenting shareholders exercising their appraisal rights in connection with the Share Exchange) by resolution at a meeting of its board of directors to be held prior to the Share Exchange Effective Date.

The number of Nidec shares allocated in the Share Exchange may be modified as a result of the cancellation of treasury shares by Nidec Tosok or for other reasons.

(Note 3)	Treatment of Shares Constituting Less Than a Full Trading Unit

The Share Exchange is expected to result in some shareholders holding less than one full trading unit of Nidec shares. (One full trading unit consists of 100 shares.) Based on Nidec Tosok’s shareholders’ list as of the end of March 2013, approximately 60% of the total shareholders of Nidec Tosok will be allocated with less than one full trading unit of Nidec shares (the ratio is based on the total number of shareholders as of the said date.) Shareholders holding less than a full trading unit of Nidec shares are unable to trade such shares on the financial instruments exchanges. Shareholders who hold less than a full trading unit of Nidec shares may request Nidec to purchase such shares in accordance with Article 192, Paragraph 1, of the Companies Act.

(Note 4)	Treatment of a Fraction of a Share

If any Nidec Tosok shareholder receives a fraction of one Nidec share in the Share Exchange, Nidec intends to pay to such shareholder an amount in cash in proportion to the fraction of a Nidec share in accordance with Article 234 of the Companies Act.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in the Share Exchange

Not applicable.

3.	Basis of Calculation for the Allocation of Shares in the Share Exchange, etc.

(1)	Calculation Basis and Background

In order to ensure the fairness and appropriateness of the share exchange ratio as described in 2. (3) “Details of Share Allocation in the Share Exchange” above (the “Share Exchange Ratio”), Nidec and Nidec Tosok appointed Ernst & Young Transaction Advisory Services Co., Ltd. (“E&Y TAS”) and KPMG FAS (“KPMG FAS”) as their respective third-party advisers to calculate the exchange ratio.

E&Y TAS calculated values of Nidec and Nidec Tosok using the market price method, the discounted cash flow (“DCF”) method and the comparable companies analysis. In applying the market price method, E&Y TAS used April 22, 2013 as the reference date for the calculation, and to eliminate such factors as temporary fluctuations of share prices and to reflect the most recent information to the extent possible, the period between the day immediately following Nidec’s and Nidec Tosok’s announcements of revisions to their respective earnings results on January 24, 2013 and the reference date as the applied period. With respect to the earnings plan used by E&Y TAS in the DCF method calculation, Nidec includes the forecast of earnings increase as a result of the earnings structure reform, etc. which was vigorously implemented in the fiscal year of 2012 and Nidec Tosok includes the forecast of earnings increase as the sales is expected to return near to the best in the fourth quarter as a result of the start of mass production for new products in the fiscal year of 2014.

Set forth below are ranges of the share exchange ratio which E&Y TAS calculated based on each method (the number of Nidec shares to be allocated in exchange for each Nidec Tosok share):

Method Used	Range of Share Exchange Ratio
Market price method	0.100~0.137
DCF method	0.082~0.124
Comparable companies analysis	0.090~0.138

In calculating the Share Exchange Ratio, E&Y TAS generally used information provided by both companies and information publicly available as is under the assumption that all such information was accurate and complete. E&Y TAS did not independently verify the accuracy or completeness of the information. In addition, with regard to assets and liabilities (including contingent liabilities) of both companies and their respective affiliates, E&Y TAS did not conduct an independent evaluation, appraisal or assessment, including any evaluation or analysis of each asset or liability, and did not request any such evaluation or appraisal from any third party. E&Y TAS also assumed that the financial forecasts of both companies were reasonably prepared by the managements of both companies based on their best estimates and judgment available at the time.

Because Nidec Tosok stock is listed on the Tokyo Stock Exchange and Nidec stock is listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the New York Stock Exchange, and market prices are available, KPMG FAS calculated values of Nidec and Nidec Tosok using the market price method (in applying the market price method, KPMG FAS used April 22, 2013 as the reference date for the calculation, and to eliminate such factors as temporary fluctuations of share prices and to reflect the most recent information to the extent possible, the period between the day immediately following Nidec’s and Nidec Tosok’s announcements of revisions to their respective earnings results on January 24, 2013 and the reference date as the applied period). Additionally, KPMG FAS used the DCF method to reflect future business activities of both companies. With respect to the earnings plan used by KPMG FAS in the DCF method calculation, Nidec includes the forecast of earnings increase as a result of the earnings structure reform, etc. which was vigorously implemented in the fiscal year of 2012 and Nidec Tosok includes the forecast of earnings increase as the sales is expected to return near to the best in the fourth quarter as a result of the start of mass production for new products in the fiscal year of 2014.

Set forth below are ranges of the share exchange ratio which KPMG FAS calculated based on each method (the number of Nidec shares to be allocated in exchange for each Nidec Tosok share):

Method Used	Range of Share Exchange Ratio
Market price method	0.100~0.137
DCF method	0.099~0.145

In calculating the Share Exchange Ratio, KPMG FAS generally used information provided by both companies and information publicly available as is under the assumption that all such information was accurate and complete and there is no fact that is not disclosed to KPMG FAS that may materially affect the calculation of the share exchange ratio. KPMG FAS did not independently verify the accuracy or completeness thereof. In addition, with regard to assets and liabilities (including off-balance assets and debt and other contingent liabilities) of both companies and their respective affiliates, KPMG FAS did not conduct an independent evaluation, appraisal or assessment, including any evaluation or analysis of each asset or liability, and did not request any such evaluation or appraisal from any third party.

KPMG FAS also assumed that the calculation of the share exchange ratio reflects information and financial conditions on and before April 22, 2013 and the financial forecasts of both companies were reasonably prepared by the managements of both companies based on their best estimates and judgments available at the time.

As described in 3. (4) “Measures to Ensure Fairness” below, KPMG FAS, upon the request from the board of directors of Nidec Tosok, submitted the written opinion (fairness opinion) dated April 22, 2013 to the board of directors of Nidec Tosok that the Share Exchange Ratio is fair from the financial perspective to the shareholders of Nidec Tosok other than Nidec Tosok’s controlling shareholders, etc. (hereinafter, as defined as “controlling shareholders and others prescribed by the Enforcement Rules” in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange and Article 436-3 of the Enforcement Rules thereunder) based on assumptions described above and other certain assumptions.

Nidec and Nidec Tosok negotiated and discussed with each other in good faith, carefully considering the above calculations, and have determined and agreed that the Share Exchange Ratio was reasonable.

(2)	Relationship with the Third-Party Advisers

Both E&Y TAS and KPMG FAS are independent from Nidec and Nidec Tosok. Neither E&Y TAS nor KPMG FAS is a related party of either Nidec or Nidec Tosok or has any material interest in the Share Exchange that needs to be described.

(3)	Prospects and Reason for the Delisting

As a result of the Share Exchange, Nidec Tosok is expected to become a wholly owned subsidiary of Nidec on October 1, 2013, the effective date of the Share Exchange. Nidec Tosok stock is expected to be delisted in accordance with the delisting procedures prescribed by the Delisting Standards of the Tokyo Stock Exchange, effective as of September 26, 2013 (the last trading date being September 25, 2013).

After delisting, Nidec Tosok shares will not be tradable on the Tokyo Stock Exchange. Shares of Nidec stock will be allocated to all Nidec Tosok shareholders, other than Nidec, pursuant to the Share Exchange Agreement, as described in 2. (3) “Details of Share Allocation in the Share Exchange” above.

The purpose of the Share Exchange is as described in 1. “Purpose of Making a Wholly Owned Subsidiary Through the Share Exchange” above and is not to delist Nidec Tosok stock. As a result of the Share Exchange, however, Nidec Tosok stock is expected to be delisted. In the Share Exchange, holders of Nidec Tosok shares will receive shares of Nidec stock, which is listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the New York Stock Exchange, and which can be traded on these stock exchanges after the Share Exchange. Share liquidity is thus expected to be provided for those shareholders who hold 807 shares or more of Nidec Tosok stock and who will receive 100 shares (constituting a full trading unit) or more of Nidec stock in the Share Exchange, to the extent that one or more trading units of Nidec shares can be traded on these stock exchanges, with any remaining shares constituting less than a full trading unit not tradable.

The shareholders with less than 807 shares of Nidec Tosok stock is expected to receive less than 100 shares of Nidec stock which is less than a full trading unit. Although such shares are not tradable on financial instruments exchanges, those shareholders will be able to request Nidec to repurchase the shares as described in 2. (3) (Note 3) “Treatment of Shares Constituting Less Than a Full Trading Unit” above. In addition, details concerning the treatment of a fraction of a share of Nidec stock received in the Share Exchange are set forth in 2. (3) (Note 4) “Treatment of a Fraction of a Share” above.

(Note) On January 30, 2013, the Tokyo Stock Exchange and the Osaka Securities Exchange announced to merge their cash markets on July 16, 2013.

(4)	Measures to Ensure Fairness

Because Nidec currently holds 71.81% of the total outstanding shares of Nidec Tosok stock, Nidec and Nidec Tosok determined that measures should be taken to ensure the fairness of the Share Exchange.

Accordingly, in order to ensure the fairness of the share exchange ratio to be applied in the Share Exchange, Nidec requested a third-party adviser, E&Y TAS, to calculate the ratio. Nidec also negotiated and discussed with Nidec Tosok in good faith, carefully considering the above calculations, and determined by resolution at a meeting of its board of directors held on April 23, 2013 to enter into the Share Exchange based on the Share Exchange Ratio.

While Nidec received a calculation report regarding the Share Exchange Ratio, Nidec did not obtain a written opinion (fairness opinion) stating that the Share Exchange Ratio was fair to Nidec from the financial perspective.

In order to ensure the fairness of the Share Exchange Ratio to be applied in the Share Exchange, Nidec Tosok requested a third-party adviser, KPMG FAS, to calculate the ratio. Nidec Tosok also negotiated and discussed with Nidec in good faith, carefully considering the above calculations, and determined by resolution at a meeting of its board of directors held on April 23, 2013 to enter into the Share Exchange based on the Share Exchange Ratio.

The board of directors of Nidec Tosok received the written opinion (fairness opinion) dated April 22, 2013 from KPMG FAS that the Share Exchange Ratio is fair from the financial perspective to the shareholders of Nidec Tosok other than Nidec Tosok’s controlling shareholders, etc. based on certain assumptions and conditions described in 3. (1) above.

Moreover, Nidec engaged Oh-Ebashi LPC & Partners and Nidec Tosok engaged Nagashima Ohno & Tsunematsu as their respective legal advisers, and received legal advices regarding the handling of and procedures of resolutions of board of directors, including procedures for the Share Exchange.

(5)	Measures to Avoid Conflicts of Interest

Mr. Shigenobu Nagamori, Chairman of the Board, President and Chief Executive Officer of Nidec, and Mr. Akira Sato, Member of the Board and Executive Vice President of Nidec concurrently serve as members of the board of Nidec Tosok. In addition, Mr. Osamu Narumiya, Full-Time Auditor of Nidec and Mr. Tetsuo Inoue, Senior Vice President of Nidec, serve as auditors of Nidec Tosok. In light of all the above persons holding concurrent positions, to avoid conflicts of interest, none of Messrs. Shigenobu Nagamori and Akira Sato participated in the discussions or resolutions concerning the Share Exchange by boards of directors of Nidec and Nidec Tosok or in the discussions and negotiations concerning the Share Exchange. Similarly, Mr. Osamu Narumiya did not participate in the discussions concerning the Share Exchange by Nidec’s board of directors or did not express any opinion. Messrs. Osamu Narumiya and Tetsuo Inoue did not participate in the discussions concerning the Share Exchange by Nidec Tosok’s board of directors or did not express any opinion.

Moreover, an outside auditor who is the independent officer as provided in the rules of the Tokyo Stock Exchange and does not have any interest in Nidec has expressed no objection against the execution of the Share Exchange Agreement in a meeting of Nidec Tosok’s board of directors.

4.	Overview of the Companies Party to the Share Exchange (as of March 31, 2013)

1. Company name	NIDEC CORPORATION (parent company)	NIDEC TOSOK CORPORATION (subsidiary to be wholly owned)
2. Description of business	Development, manufacture and sales of small precision motors, vehicle installation, commercial and industrial products, machinery, electronic & optical components	Development, manufacture and sales of automobile parts, measuring devices
3. Date of incorporation	July 23, 1973	April 1, 1949
4. Address of head office	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto	2-215 Sobudai, Zama, Kanagawa
5. Company Representative	Shigenobu Nagamori Chairman of the Board, President and Chief Executive Officer	Shigeru Murata President and Chief Executive Officer
6. Share Capital	66,551 million yen	5,087 million yen
7. Number of shares outstanding	145,075,080 shares	38,500,466 shares
8. Fiscal year end	March 31	March 31
9. Number of employees	104,497 (consolidated)	5,761 (consolidated)
10. Main customers	Seagate Technology, Western Digital, HGST, Toshiba, Panasonic	Jatco, Fuji Heavy Industries, Denso, Delphi Diesel Systems
11. Primary lending banks	Bank of Tokyo-Mitsubishi UFJ, Kyoto Bank	Yokohama Bank, Mizuho Bank, Bank of Tokyo-Mitsubishi UFJ

12. Major shareholders and shareholding ratios

1. Shigenobu Nagamori                          8.39%

2. State Street Bank and Trust Company

(Standing Agent: Hong Kong and Shanghai

Banking Corporation, Tokyo branch)      5.34%

3. The Master Trust Bank of Japan, Ltd.
(Trust account)                                          5.13%

4. Japan Trustee Services Bank, Ltd.
(Trust account)                                          5.04%

5. The Kyoto Bank Corporation               4.13%

6. SN Kohsan, Ltd.                                   3.79%

7. The Dai-ichi Life Insurance Co., Ltd.  2.73%

8. The Bank of Tokyo-Mitsubishi UFJ Ltd. 2.42%

9. Nippon Life Insurance Company         2.32%

10. Meiji Yasuda Insurance Company     2.20%

1. Nidec Corporation                                                      71.81%

2. Shigenobu Nagamori                                                    3.38%

3. Shinichi Kimura                                                             1.23%

4. The Kyoto Bank Corporation                                     1.04%

5. Japan Trustee Services Bank, Ltd.

(Trust account)                                                                 1.00%

6. Nippon Life Insurance Company                               0.78%

7. The Master Trust Bank of Japan, Ltd.

(Trust account)                                                                0.78%

8. Goldman Sachs International

(Standing Agent: Goldman Sachs Japan Co., Ltd.)     0.76%

9. Sompo Japan Insurance Inc.                                       0.65%

10. Credit Suisse Securities (Europe)
Limited Pb Omnibus Client Account
(Standing Agent: Credit Suisse Securities

(Japan) Limited)                                                                0.62%

13. Relationship between the companies party to the Share Exchange	Capital	Nidec holds 71.81% of the total of outstanding shares of Nidec Tosok common stock. Nidec Tosok holds 0.04% of the total of outstanding shares of Nidec common stock.
	Personnel	2 Directors, 1 Corporate Auditor and 1 Vice President of Nidec concurrently serve as 2 Directors and 2 Corporate Auditors of Nidec Tosok, respectively.
	Business	Nidec has fund transactions with Nidec Tosok based a basic contract of cash management system.
	Relationship as related parties	Nidec Tosok is a consolidated subsidiary and a related party of Nidec.

14. Financial results and financial condition for the most recent 3 fiscal years

(in millions of yen)

(Consolidated)	NIDEC CORPORATION (parent company) (U.S. GAAP, consolidated)			NIDEC TOSOK CORPORATION (subsidiary to be wholly owned) (Japanese GAAP, consolidated)
Fiscal year ended March 31,	2011	2012	2013	2011	2012	2013
Net assets	410,506	425,611	453,467	25,711	27,536	28,583
Total assets	748,205	800,401	1,004,852	36,682	38,035	43,566
Net assets per share (yen)	2,565.32	2,705.32	3,085.07	541.87	575.78	599.74
Net sales	675,988	682,320	709,270	29,946	33,508	31,280
Operating income	92,869	73,070	17,627	4,009	3,140	1,715
Ordinary profit	-	-	-	4,033	3,087	1,974
Net income	52,333	40,731	7,998	2,366	1,844	1,091
Net income per share (yen)	375.91	296.25	59.37	61.49	47.94	28.49
Annual dividend per share (yen)	85.0	90.0	85.00	20.50	18.00	16.00

(Note)	Nidec prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) as follows:
	▪	“Net assets” represents the sum of “shareholders’ equity” and “minority interest in consolidated subsidiaries.” “Net assets per share” represents “shareholders’ equity per share.”

	▪	No amount is shown for “ordinary profit” since no equivalent data has been prepared in accordance with U.S. GAAP.

	▪	“Net income” and “net income per share” represent “net income attributable to Nidec shareholders” and “net income attributable to Nidec shareholders per share,” respectively.

	▪	Pursuant U.S. GAAP based on FASB Accounting Standards Codification™ (ASC) 205-20 “Presentation of Financial Statements-Discontinued Operations,” results of discontinued operations have been reclassified retrospectively in Nidec’s consolidated financial data.

5.	Impact of the Share Exchange on Nidec Generally

The Share Exchange is expected to result in no change to Nidec’s corporate name, the address of its head offices, the name and title of its representative, its businesses, its capitalization and its financial period, as described in 4. “Overview of the Companies Party to the Share Exchange” above.

The impact of the Share Exchange on Nidec’s net assets and total assets has not been determined.

6.	Outline of Accounting Treatment

The Share Exchange is expected to be treated as an acquisition of additional interest from non-controlling interest in a common control transaction. No additional goodwill is expected to be recorded in connection with the Share Exchange because Nidec intends to treat the Share Exchange as a capital transaction in accordance with U.S. GAAP.

7.	Future Outlook

Nidec Tosok has been a consolidated subsidiary of Nidec, and the impact of the Share Exchange on Nidec’s consolidated and non-consolidated financial performance for the current fiscal year is not expected to be material. Nidec aims to seek to further improve its overall performance by achieving more efficiency in Nidec’s and Nidec Tosok’s business operations and by enhancing the collective strengths of the Nidec group.

8.	Matters Relating to Transactions with a Controlling Shareholder

As Nidec owns 71.81% of equity of Nidec Tosok, the Share Exchange is treated as a transaction with a controlling shareholder of Nidec Tosok.

In the corporate governance report disclosed on June 29, 2012, Nidec Tosok stated that, as the policy concerning the protection of minority shareholders in transactions, etc. with a controlling shareholder, “the company’s parent company is Nidec and outside officers and employees are seconded to the company. The company and its subsidiaries provide basic policies concerning internal control as policy manual, maintain and improve the effectiveness of the internal control. The company’s business judgment is not affected and maintains certain independence. Transactions with the parent company are properly conducted with market prices as with other customers.”

As described in 3. (4) “Measures to Ensure Fairness” above, the board of directors of Nidec Tosok received the written opinion (fairness opinion) dated April 22, 2013 from KPMG FAS that the Share Exchange Ratio is fair from the financial perspective to the shareholders of Nidec Tosok other than Nidec Tosok’s controlling shareholders, etc.

In addition, as described in 3.(5) “Measures to Avoid Conflicts of Interest” above, Mr. Shigenobu Nagamori, Chairman of the Board, President and Chief Executive Officer of Nidec who concurrently serves as Chairman of Nidec Tosok, and Mr. Akira Sato, Member of the Board and Executive Vice President of Nidec who concurrently serves as Member of The Board of Nidec Tosok, did not participate in the discussions or resolutions concerning the Share Exchange by boards of directors of Nidec Tosok or in the negotiations or discussions concerning the Share Exchange. Moreover, Mr. Osamu Narumiya, Full-Time Auditor of Nidec and Mr. Tetsuo Inoue, Senior Vice President of Nidec who serve as auditors of Nidec Tosok, did not participate in the discussions concerning the Share Exchange by Nidec Tosok’s board of directors or did not express any opinion. An outside auditor who is the independent officer as provided in the rules of the Tokyo Stock Exchange and does not have any interest in Nidec has expressed no objection against the execution of the Share Exchange Agreement in a meeting of Nidec Tosok’s board of directors.

We believe the measures above are consistent with the “Guidance regarding the Policy for Protection of Minority Shareholders When Transactions with Controlling Shareholders are Executed” above.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of Nidec, Nidec Tosok, their group companies or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully completing the planned transaction, the anticipated benefits of the planned transaction not being realized, shifts in technology or user preferences for particular technologies, whether and when required regulatory approvals are obtained, and changes in economic environments. Neither Nidec nor Nidec Tosok undertakes any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as required by law.

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